Exhibit 1.01

CARRIER GLOBAL CORPORATION

Conflict Mineral Report

For the Year Ended December 31, 2021

1.    Introduction

Carrier Global Corporation has prepared this Conflict Minerals Report (“Report”) for the calendar year ended December 31, 2021, as required by Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended, and adopted by the Securities and Exchange Commission (“SEC”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the SEC pursuant to the Rule.

Carrier Global Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of Carrier Global Corporation and its subsidiaries. Names, abbreviations of names, logos, and products and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company” or “Carrier,” unless the context otherwise requires, mean Carrier Global Corporation and its subsidiaries. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.

2.     Company Overview

Carrier manufactures products that contain tin, tantalum, tungsten, and gold (“3TG” or “Conflict Minerals”) necessary to the functionality or production of such products (“Necessary 3TG”). Specifically, Carrier is a leading global provider of healthy, safe, sustainable, and intelligent building and cold chain solutions. Our portfolio includes industry-leading brands such as Carrier, Kidde, Edwards, LenelS2, Carrier Transicold and Automated Logic that offer innovative heating, ventilating and air conditioning (“HVAC”), refrigeration, fire, security, and building automation technologies to help make the world safer and more comfortable. We also provide a broad array of related building services, including audit, design, installation, system integration, repair, maintenance, and monitoring.

We globally manage our business operations through three segments: HVAC, Refrigeration, and Fire & Security, with each segment comprised of groups of similar operating companies. References to each segment include the various operating companies established worldwide through which the operations for each segment are conducted.

HVAC. The HVAC segment provides products, controls, services, and solutions to meet the heating, cooling and ventilating needs of residential and commercial customers while enhancing building performance, health, energy efficiency, and sustainability. Our established brands include Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO, and Riello, and offer an innovative and complete portfolio of products that provide numerous solutions for our customers. Products include air conditioners, heating systems, controls, and aftermarket components as well as aftermarket repair and maintenance services and building automation systems. Some of these products are part of Carrier’s Healthy Buildings Program, which offers a suite of targeted solutions that are focused on improving and optimizing indoor air quality in buildings and homes to enhance human health, safety, and productivity. Products and solutions are sold directly to building contractors and owners and indirectly through joint ventures, independent sales representatives, distributors, wholesalers, dealers, and retail outlets.

Refrigeration. The Refrigeration segment provides a healthier, safer, more sustainable, and intelligent cold chain through the reliable transport and preservation of food, medicine, and other perishable cargo. Products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold, and Sensitech. Our refrigeration and monitoring products, services, and digital solutions, which form Carrier's Healthy, Safe, Sustainable and Intelligent Cold Chain offering, strengthen the connected cold chain and are designed for trucks, trailers, shipping containers, intermodal applications, food retail and warehouse cooling. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems, and controls which incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of food and beverages sold by retailers. Products and services are sold directly to transportation companies and retail stores and indirectly through joint ventures, independent sales representatives, distributors, wholesalers, and dealers.

Fire & Security. The Fire & Security segment provides a wide range of residential, commercial, and industrial technologies designed to help protect people and property. Our established brands include Kidde, Edwards, GST, LenelS2, Marioff, Autronica, Aritech, Det-Tronics, Onity, Supra and Fireye which provide product and technology innovations that are supported by installation, maintenance and monitoring through a network of channel partners and our own field service business, along with web-based and mobile applications and cloud-based services. Products include fire, flame, gas, smoke and carbon monoxide detection, portable fire extinguishers, fire suppression systems, intruder alarms, access control systems and video management systems and electronic controls. Other fire and security service offerings include audit, design, installation, and system integration as well as aftermarket maintenance and repair and monitoring services. Our fire and security products and solutions, also part of Carrier's Healthy Homes and Healthy Buildings Program, are sold directly to end customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers, and retail distribution.

Additional information about Carrier and our business segments is included in Carrier’s Annual Report on Form 10-K for the year ended December 31, 2021.

3.     Supply Chain Description

Carrier is a large and diverse organization with thousands of globally dispersed suppliers. There are multiple tiers of suppliers between Carrier’s business segments and the 3TG mines. Therefore, we rely on our first-tier suppliers to work with their upstream suppliers to provide accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of Necessary 3TG contained in the materials, components, parts, subassemblies, and products contracted to be manufactured (collectively “Components”) we purchase. However, because of Carrier’s position as a downstream purchaser of finished products and component parts, we are several tiers removed from the smelters and the refineries where the 3TGs are processed. Consequently, we have little, if any, visibility beyond our direct suppliers to entities in the upstream supply chain.

4.    Reasonable Country of Origin Inquiry

The elements of our Reasonable Country of Origin Inquiry (“RCOI”) are: (i) identification of suppliers to survey; (ii) data collection; and (iii) assessment of data to determine whether further due diligence is required.

For this reporting period, Carrier identified a list of suppliers to survey for purposes of the RCOI (“Surveyed Suppliers”). Based upon Carrier’s supply chain structure and scope, Carrier adopted a risk-based, supplier-centric approach using commodity, spend, and supplier size as key risk filters. This approach utilizes analytical data related to spend and commodity classification.

Carrier collected information from the Surveyed Suppliers using the Conflict Minerals Reporting Template (“CMRT”), a tool developed by the Responsible Minerals Initiative (“RMI”). The CMRT includes questions regarding whether the supplier’s products contain 3TG, its policy with respect to conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed 3TG in the supplier’s products and the origin of 3TG used by those facilities. Survey documents included references to RMI training materials and access to assistance at www.responsiblemineralsinitiative.org.

Based on the RCOI for this reporting period, Carrier has reason to believe that at least a portion of its Necessary 3TG may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), and that this portion of the Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted the due diligence described below on the sources and potential chain of custody of the Necessary 3TG in our products.

5.    Due Diligence

A.    Due Diligence Framework

Carrier’s due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication entitled OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.

B.    Due Diligence Measures Undertaken

Carrier performed the due diligence steps set forth below according to the OECD’s five-step framework:

OECD Step 1: Establish Strong Company Management Systems

Conflict Minerals Policy

A copy of Carrier’s corporate policy regarding the sourcing of Conflict Minerals is available through the Suppliers section of our website at https://www.corporate.carrier.com/suppliers/. Among other things, under our corporate policy, suppliers are expected to comply with the Rule and support Carrier in fulfilling its obligations under the Rule. The policy also expresses Carrier’s preference to source 3TG originating in any of the Covered Countries from a smelter or refiner validated as conflict-free by the RMI’s Responsible Minerals Assurance Process Program (“RMAP”). The policy also expresses Carrier’s continued commitment to support initiatives that enable the sourcing of conflict-free minerals. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including, but not limited to, reassessing the relationship with the supplier.

Conflict Minerals Team

Carrier has an established cross-functional team that conducts its Conflict Minerals compliance program and assesses survey responses for completeness and accuracy. The Conflict Minerals Team is comprised of representatives from supply chain management, legal, finance, investor relations, corporate governance, and third-party advisors.

Supply Chain Controls and Transparency

Carrier supports initiatives that raise awareness for responsible sourcing of 3TG and provide resources to improve disclosures regarding the origin of 3TG in supply chains. For example, Carrier is a member of the RMI (member code: CARR). The RMI’s flagship program is identified as RMAP, through which the RMI identifies smelters and refiners that produce responsibly sourced materials in an effort to prevent the extraction and trade of minerals from becoming a source of conflict. The RMI uses specially trained third-party auditors to independently verify that the identified smelters and refiners have systems in place to responsibly source minerals in conformance with the RMAP. Another RMI program is the development and publication of the CMRT, a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding 3TG country of origin as well as the smelters and refiners that process such 3TG.

Supplier Engagement and Training

As mentioned above, Carrier publishes a position statement on our website that communicates our expectations regarding the responsible sourcing of Conflict Minerals. Survey materials include references to RMI training materials and access to assistance at www.responsiblemineralsinitiative.org.

Carrier advised Surveyed Suppliers that we do not discourage the sourcing of 3TG from the Covered Countries; rather, we encourage our suppliers to source such 3TG from a smelter or refiner verified as compliant with the RMAP. We also asked Surveyed Suppliers, to the extent they believed the products delivered to Carrier’s business segments may have contained 3TG originating from one of the Covered Countries, to provide 3TG information specific to such products (i.e., a “product-level” CMRT declaration) and related smelters.

The language in our standard contract terms and conditions requires our suppliers to support Carrier’s compliance with the RCOI and the due diligence requirements of the Rule.

Maintain Records

Carrier has adopted a policy to retain relevant documentation in support of its Form SD filings.

Grievance Mechanism

General questions regarding Carrier’s conflict minerals program may be directed to Carrier’s Conflict Minerals Program Manager at cminfo.ccs@carrier.com. Concerns about or potential violations of the policy may be reported to Carrier’s Ethics & Compliance Office by mail to 13995 Pasteur Boulevard, Palm Beach Gardens, Florida 33418 or by email to CarrierHQ_Compliance@carrier.com. In addition, employees and third parties may report concerns about or potential violations of Carrier’s conflict mineral policy via Carrier’s Anonymous Reporting Program, which may be accessed at https://www.corporate.carrier.com/contact-us/integrity-line/. Additional information regarding Carrier’s Ethics and Compliance Program is available through the “Ethics and Compliance” section of our website at https://www.corporate.carrier.com/corporate-responsibility/governance/ethics-compliance.

OECD Step 2: Identify and Assess Risks in the Supply Chain

Carrier conducted a supply chain survey using the CMRT to request product level data and related smelters with respect to the origin of Necessary 3TG in our products. The survey materials included links to training and other resources to facilitate compliance, located on the RMI website referenced above. In addition, the materials provide a contact at cmsuppliers.ccs@carrier.com that directs inquiries regarding completion of the survey to Carrier points of contact supporting the Program. Suppliers who did not respond to our business segments’ survey received up to four reminders to submit initial survey responses. We received responses from 98% of suppliers - see “RCOI and Due Diligence Survey Responses,” below.

Upon receipt, Carrier reviewed the survey responses against an established set of “red-flag” criteria to determine whether further inquiry was necessary. In the event a supplier advised that it supplied Components containing 3TG from any of the Covered Countries, Carrier then compared the smelters and refiners identified in that supplier’s survey response to RMI’s published list of facilities that conform to the RMAP assessment protocols.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

When chain of custody is established between Carrier’s products and disclosed smelters, Carrier conducts additional investigation of the smelters to determine the origins of 3TG. In the event Carrier identifies potential non-compliance with our corporate policy on the sourcing of Conflict Minerals upon receipt and review of a complete survey response, Carrier will attempt to work with the supplier to drive responsible sourcing with a conformant smelter to correct the situation. A supplier’s failure to take corrective actions may lead to additional actions, including the reassessment of the supplier relationship. Risk assessment findings based on the suppliers’ survey response and subsequent due diligence are reviewed with the Conflicts Minerals Team in preparation for this report.

OECD Step 4: Carry out Independent Third-Party Audit of Smelters/Refiner’s Due
Diligence Practices

Carrier supports audits of smelters and refiners through our participation in, and financial support of, the RMI. The RMI’s flagship program is the RMAP, which uses independent third-party auditors to identify smelters and refiners that have systems in place to produce responsibly sourced materials. We do not perform direct audits of these entities within our supply chain.

OECD Step 5: Report Annually on Supply Chain Due Diligence

A copy of this Report and Carrier’s associated Form SD are available free of charge on our website https://ir.carrier.com under the heading “SEC Filings”.

6.    Efforts to Determine Mine or Country of Origin

Carrier’s supply chain survey included questions that requested the Surveyed Suppliers provide the name of the smelter(s) in their supply chain, the name of the mine(s), and the location of the mine(s) from where 3TG in their supply chain originated. The survey’s cover letter instructed suppliers, to the extent that they had determined the products delivered to Carrier’s business segments contained 3TG originating from one of the Covered Countries, to provide a “product-level” declaration with information specific to such products (e.g., the name of the mine, country of origin, and/or the name of the smelter or refiner who processed 3TG in such products).

7.    RCOI and Due Diligence Survey Responses

A.    Survey Results

Carrier relies on its suppliers to provide information on the origin of 3TG contained in the Components purchased by our business segments. These suppliers are similarly reliant upon information provided by their upstream suppliers. In total, Carrier sent a CMRT survey to 505 suppliers, estimated to represent over 83% of product spending by our business segments during 2021. Of the 505 supplier surveys sent, we received 493 surveys in return, representing a response rate of 98%.

Of the 493 Surveyed Supplier’s CMRT responses, we identified 341 unique facilities that are identified by RMI, of which 239, or approximately 70%, are validated as conformant with the RMAP.

In 92 of the survey responses, the supplier declared that it sourced 3TG from one of the Covered Countries. Despite our due diligence for this reporting period, we were unable to establish that our components contain minerals that were sourced from the Covered Countries, as the information provided was generally at a supplier-company level that described the supplier’s overall potential 3TG sourcing. Based upon the survey responses and follow-up information, Carrier has been unable to identify with confidence the specific facilities used by these 92 suppliers to process Necessary 3TG in our products, the country of origin, or the mine or location of origin of the Necessary 3TG in our products.

B.    Continuous Improvement Efforts to Mitigate Risk

Since December 31, 2021, Carrier has taken, and will continue to implement, the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to continue to:

•direct suppliers to Carrier’s corporate policy with respect to the sourcing of Conflict Minerals;

•encourage suppliers who source 3TG from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with the RMAP or a similar conflict-free program;

•identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate, review for accuracy and completeness of survey response received, and obtain additional information about the sourcing of 3TG in Carrier’s supply chain;

•participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains;

•monitor developments in affected areas to stay informed on viable and compliant sourcing alternatives as necessary; and

•implement a third-party assessment and engagement tool to evaluate our key factory suppliers across Environmental, Social and Governance (“ESG”) topic areas, including labor practices, human rights, ethics, conflict minerals, climate, water and more.

Cautionary Note Concerning Forward-Looking Statements

This Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward- looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “scenario” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.